UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON D.C.  20549

                                   SCHEDULE 13D/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 3)

                            SEAMAN FURNITURE COMPANY, INC.
                                  (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class of Securities)

                                     812163-30-1
                                   (CUSIP Number)

                                JEFFREY B. COBB, ESQ.
                                 CUMMINGS & LOCKWOOD
                                 FOUR STAMFORD PLAZA
                             STAMFORD, CONNECTICUT  06902
                                    (203) 351-4459
                       (Name, Address and Telephone Number of
              Person Authorized to Receive Notices and Communications)

                                    March 28, 1996
              (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this
   Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(b)(3) or
   (4), check the following box [ ].

               Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                                           Page 1 of 11 pages

CUSIP NO.   812163-30-1             13D/A                  PAGE 2 OF 11 PAGES
            -----------                                         --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Carl Marks Strategic Investments, L.P.
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            WC
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             613,762 shares**
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              613,762 shares**
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            613,762 shares**
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.5%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            PN
- -----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares reported herein as beneficially owned by other reporting persons. Also includes warrants. See Item 5.

CUSIP NO.   812163-30-1             13D/A                  PAGE 3 OF 11 PAGES
            -----------                                         --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Carl Marks Management Company, L.P.
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            AF
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             835,660 shares**
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             -0-
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              835,660 shares**
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           -0-
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            835,660 shares**
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            18.4%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            PN
- -----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares reported herein as beneficially owned by other reporting persons. Also includes warrants. See Item 5.

CUSIP NO.   812163-30-1             13D/A                  PAGE 4 OF 11 PAGES
            -----------                                         --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Andrew M. Boas
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            AF
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             -0-
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             916,273 shares**
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              -0-
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           916,273 shares**
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            916,273 shares**
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.2%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares reported herein as beneficially owned by other reporting persons. Also includes warrants. See Item 5.

CUSIP NO.   812163-30-1             13D/A                  PAGE 5 OF 11 PAGES
            -----------                                         --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Robert C. Ruocco
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            AF
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             -0-
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             916,273 shares**
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              -0-
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           916,273 shares**
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            916,273 shares**
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.2%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares reported herein as beneficially owned by other reporting persons. Also includes warrants. See Item 5.

CUSIP NO.   812163-30-1             13D/A                  PAGE 6 OF 11 PAGES
            -----------                                         --   --
- -----------------------------------------------------------------------------
  1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Martin J. Whitman
- -----------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [  ]
                                                                (b)  [  ]
- -----------------------------------------------------------------------------
  3.  SEC USE ONLY
- -----------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
            AF
- -----------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                             [  ]
- -----------------------------------------------------------------------------
  6.  CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.A.
- -----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
     NUMBER OF             -0-
       SHARES     -----------------------------------------------------------
    BENEFICIALLY   8.  SHARED VOTING POWER
      OWNED BY             916,273 shares**
        EACH      -----------------------------------------------------------
      REPORTING    9.  SOLE DISPOSITIVE POWER
       PERSON              -0-
        WITH      -----------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                           916,273 shares**
- -----------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            916,273 shares**
- -----------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES* [  ]
- -----------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            20.2%
- -----------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON*
            IN
- -----------------------------------------------------------------------------

*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes shares reported herein as beneficially owned by other reporting persons. Also includes warrants. See Item 5.

CUSIP NO.   812163-30-1             13D/A                  PAGE 7 OF 11 PAGES



ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by Seaman Furniture Company, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 300 Crossways Park Drive, Woodbury, New York 11797.

         This Amendment to Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Amendment further amends (and restates in full) a Schedule 13D, dated April 22, 1993, as previously amended by Amendment No. 1, dated January 4, 1994, and Amendment No. 2, dated May 18, 1994.

         On or about April 13, 1993, a registration statement under
Section 12(g) of the Exchange Act became effective with respect to the Common Stock. On or about May 14, 1996, the Company became subject to the EDGAR filing requirements of the Securities and Exchange Commission (the "SEC").

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The persons filing this Amendment to Schedule 13D are (i) Carl Marks Strategic Investments, L.P., a Delaware limited partnership (the "Partnership"); (ii) Carl Marks Management Company, L.P., a Delaware limited partnership and the sole general partner of the Partnership (the "General Partner"); and (iii) Messrs. Andrew M. Boas, Robert C. Ruocco and Martin J. Whitman, the three general partners of the General Partner (the Partnership, the General Partner and Messrs. Boas, Ruocco and Whitman being sometimes referred to herein collectively as the "Reporting Persons").

         This Schedule reports the direct beneficial ownership of the Common Stock by (i) the Partnership; (ii) Carl Marks Strategic Investments II, L.P., a Delaware limited partnership ("Partnership II" and together with the Partnership, the "Partnerships"); (iii) an offshore investment company, Carl Marks Strategic Offshore Fund I, Ltd., a British Virgin Islands corporation (the "Fund"); and (iv) a managed institutional advisory account (the "Account"). The investment manager of the Fund and of the Account is Carl Marks Offshore Management, Inc., a New York corporation (the "Manager"). The three individuals who are Reporting Persons, VIZ. Messrs. Boas, Ruocco and Whitman, are executive officers of the Manager and share responsibility for investment decisions made by the Manager for the Fund and the Account. Certain of the shares of Common Stock owned by such parties were acquired pursuant to the terms of the

CUSIP NO.   812163-30-1             13D/A                  PAGE 8 OF 11 PAGES



First Amended Joint Plan of Reorganization of the Company under Chapter 11 of the Bankruptcy Code, which was confirmed by the U.S. Bankruptcy Court on October 1, 1992, and became effective on October 13, 1992.

         (b) The principal business of each of the Partnerships, the Fund and the Account is investment in securities. The principal business of the General Partner and the Manager is investment management, including the management of the Partnerships, and the Fund and the Account, respectively. The business address of each of the Partnerships and the General Partner and the Manager is c/o Carl Marks & Co., Inc., 135 East 57th Street, New York, New York 10022.

         The principal business of each of Messrs. Boas and Ruocco is acting as general partner of the General Partner and as executive officers of the Manager. In addition to serving as a general partner of the General Partner, Mr. Boas is a Vice President of Carl Marks & Co., Inc., which through affiliates is engaged in a broad variety of investment activities, including securities trading, money management, venture capital, real estate investing, corporate merchant banking and workout activities.
The business address of Messrs. Boas and Ruocco is 135 East 57th Street,
New York, New York 10022.

         The principal business of Mr. Whitman is acting as Chairman and Chief Executive Officer of M.J. Whitman Holding Corp. and of its subsidiaries, M.J. Whitman Advisers, Inc., a registered investment adviser, and M.J. Whitman, Inc., a registered broker-dealer. Mr. Whitman is also President and Chief Executive Officer of Third Avenue Value Fund, Inc., an open-end, non-diversified, registered investment company, and of its investment adviser, EQSF Advisers, Inc., a registered investment advisory firm. The business address of Mr. Whitman is 767 Third Avenue, New York, New York 10017.

         (c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (d) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e) Messrs. Boas, Ruocco and Whitman are citizens of the United States of America.

CUSIP NO.   812163-30-1             13D/A                  PAGE 9 OF 11 PAGES



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The total amount of funds or other consideration utilized by Partnerships, the Fund and the Account to acquire the 83,000 shares of Common Stock reported herein was $1,533,377 in cash, the source of which was their respective investment capital.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, the Partnership owned beneficially 613,762 shares of Common Stock, constituting approximately 13.5% of the 4,537,041 shares of outstanding Common Stock. In its capacity as general partner of the Partnership, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas, Whitman and Ruocco.

         As of the date hereof, Partnership II owned beneficially 221,898 shares of Common Stock, constituting approximately 4.9% of the outstanding shares. In its capacity as general partner of Partnership II, such shares may be deemed also owned beneficially by the General Partner and, in their capacity as general partners of the General Partner, by Messrs. Boas, Whitman and Ruocco.

         As of the date hereof, the Fund owned beneficially 33,813 shares of Common Stock, constituting approximately 0.75% of the outstanding shares. In its capacity as investment manager to the Fund, such 33,813 shares may be deemed also owned beneficially by the Manager and, in their capacity as officers and directors of the Manager, by Messrs. Boas, Ruocco and Whitman.

         As of the date hereof, the Account owned beneficially 46,800 shares of Common Stock, constituting approximately 1.0% of the outstanding shares, which shares may be deemed also owned beneficially by the Manager in its capacity as investment manager for the Account and, in their capacity as executive officers of the Manager, by Messrs. Boas, Ruocco and Whitman.

         By reason of the foregoing (and ownership previously reported in the original Schedule 13D), as of the date hereof the Reporting Persons own beneficially the following respective aggregate amounts and approximate percentages of the outstanding shares of Common Stock: (i) the Partnership, 613,762 shares (13.5%); (ii) the General Partner, 835,660 shares (8.4%); and (iii) each of Messrs. Boas, Ruocco, and Whitman, 916,273 shares (20.2%).

CUSIP NO.   812163-30-1             13D/A                  PAGE 10 OF 11 PAGES



         (b) Partnership II and the General Partner, in its capacity as general partner of Partnership II, may be deemed to have the power to vote or to dispose of the 221,898 shares of Common Stock owned by Partnership II.

         The Manager, in its capacity as investment manager to the Fund and the Account, may be deemed to have the power to vote or to dispose of the 80,613 shares owned in the aggregate by the Fund and the Account.

         (c) On May 7, 1996, the Partnership purchased 8,500 shares of Common Stock in a negotiated transaction at $17.875 per share (net). On May 10, 1996 the Partnership and Partnership II each purchased 4,000 shares of Common Stock in a negotiated transaction at $18.75 per share
(net). On May 21, 1996, the Manager sold on behalf of certain accounts, through a marketmaker, a total of 66,500 shares of Common Stock, at $18.50 per share less $1/64. Also on May 21, the Partnerships purchased 63,000 shares of Common Stock and the Account purchased 3,500 shares of Common Stock, through a marketmaker, at $18.50 per share plus $1/64. All such transactions were placed by the General Partner on behalf of the Partnerships and by the Manager on behalf of the Account.

         Except as aforesaid, no transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

CUSIP NO.   812163-30-1             13D/A                  PAGE 11 OF 11 PAGES



                                 SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  June 14, 1996


                                    CARL MARKS STRATEGIC INVESTMENTS, L.P.
                                    By:  Carl Marks Management Company, L.P.,
                                               General Partner


                                    By: /s/Andrew M. Boas
                                       -------------------------------------
                                       Andrew M. Boas, a General Partner


                                    CARL MARKS MANAGEMENT COMPANY, L.P.


                                    By: /s/Andrew M. Boas
                                       -------------------------------------
                                       Andrew M. Boas, a General Partner


                                       /s/Andrew M. Boas
                                       -------------------------------------
                                       ANDREW M. BOAS


                                       /s/Robert C. Ruocco
                                       -------------------------------------
                                       ROBERT C. RUOCCO


                                       /s/Martin J. Whitman
                                       -------------------------------------
                                       MARTIN J. WHITMAN